ZENAS BIOPHARMA, Inc.

1000 Winter Street, Suite 1200

Waltham, MA 02451

September 10, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tyler Howes and Chris Edwards, Division of Corporation Finance

Re:	Zenas BioPharma, Inc.
Registration Statement on Form S-1, as amended (File No. 333-281713)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zenas BioPharma, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on September 12, 2024, or as soon as possible thereafter. The Company hereby authorizes Thomas Danielski or Nicholas Roper of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Thomas Danielski or Nicholas Roper of Ropes & Gray LLP, counsel to the Company, at (617) 235-4961 or (617) 951-7116, as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

ZENAS BIOPHARMA, INC.

By:	/s/ Leon O. Moulder, Jr.
Name:	Leon O. Moulder, Jr.
Title:	Chief Executive Officer

cc.	Joseph Farmer (Zenas BioPharma, Inc.)
cc.	Thomas Danielski (Ropes & Gray LLP)
cc.	Nicholas Roper (Ropes & Gray LLP)
cc.	Richard Segal (Cooley LLP)
cc.	Denny Won (Cooley LLP)

[Signature Page to Acceleration Request]